EXHIBIT 99.1

LIMINAL BIOSCIENCES SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT WITH STRUCTURED ALPHA LP

LAVAL, QC and CAMBRIDGE, England, Sept. 15, 2023 /CNW/ - Liminal BioSciences Inc. (NASDAQ: LMNL) ("Liminal BioSciences" or the "Company"), is pleased to announce that its shareholders have approved the previously-announced plan of arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement") pursuant to which Structured Alpha LP ("SALP"), a limited partnership managed by its general partner, Thomvest Asset Management Ltd., will acquire all of the issued and outstanding common shares of Liminal BioSciences (the "Shares") not currently owned by SALP or its affiliates and associates at a price of US$8.50 per Share, payable in cash (the "Arrangement"). Further details regarding the Arrangement are described in the management information circular dated August 16, 2023 (the "Circular") mailed to Liminal BioSciences shareholders in connection with the Arrangement, as well as in the supplement to the Circular dated September 12, 2023, each of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

At a special meeting of the Company's shareholders held earlier today (the "Meeting"), the special resolution to approve the Arrangement was approved by approximately 98.82% of the votes cast by holders of Shares virtually present or represented by proxy at the Meeting, and by approximately 92.34% of the votes cast by holders of Shares virtually present or represented by proxy at the Meeting, excluding the votes of holders of Shares whose votes are required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions in the context of a "business combination", including the Shares over which SALP and its affiliates and associates exercise control or direction. A report on the voting results for the special meeting will be filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Arrangement remains subject to the satisfaction or waiver of certain other closing conditions customary in a transaction of this nature, including the receipt of a final order from the Ontario Superior Court of Justice (Commercial List) approving the Arrangement (the "Final Order"). The hearing in respect of the Final Order is scheduled to take place on September 19, 2023. Assuming that these remaining conditions to closing are satisfied, the Arrangement is expected to close at or around the end of September 2023.

About Liminal BioSciences Inc.

Liminal BioSciences is a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. Liminal BioSciences is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. Liminal BioSciences' pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. Liminal BioSciences is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, Liminal BioSciences continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

About Structured Alpha LP

Thomvest Asset Management Ltd. is the general partner of SALP. Thomvest Asset Management Ltd. and its affiliates are a group of investment companies that make investments on behalf of Peter J. Thomson and his family.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to Liminal BioSciences' business in general, the ability to complete and the timing of completion of the Arrangement and the other transactions contemplated by the arrangement agreement between Liminal BioSciences and SALP, including the parties' ability to satisfy the conditions to the consummation of the Arrangement and the possibility of any termination of the agreement.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: uncertainties with respect to the timing of the Arrangement; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Arrangement at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the Arrangement may result in significant costs of defense, indemnification and liability; the effects of disruption from the Arrangement on Liminal BioSciences' business and the fact that the announcement and pendency of the Arrangement may make it more difficult to establish or maintain relationships with employees and business partners; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; Liminal BioSciences' ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on Nasdaq; Liminal BioSciences' expected cash runway and Liminal BioSciences' ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets; Liminal BioSciences' reliance on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from Liminal BioSciences' competitors and the marketplace for Liminal BioSciences' product candidates; and business, operations and clinical development timelines and plans may be adversely affected by geopolitical events and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting Liminal BioSciences, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal BioSciences may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Nicole Rusaw, Chief Financial Officer, n.rusaw@liminalbiosciences.com

CO: Liminal BioSciences Inc.

CNW 11:29e 15-SEP-23